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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIRST CONSULTING GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

31986R103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 758110100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Boston Partners Asset Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 158,100 shares

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 158,100 shares

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,100 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) .7%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 31986R103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C. - 13-2649199

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 932,945 shares

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 932,945 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 932,945 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]

11.	Percent of Class Represented by Amount in Row (9) 3.8%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
	(a)	Name of Issuer First Consulting Group, Inc
	(b)	Address of Issuer's Principal Executive Offices
111 WEST OCEAN BOULEVARD, SUITE 400 LONG BEACH, CALIFORNIA 90802

Item 2.
	(a)	Name of Person Filing Boston Partners Asset Management, LLC Weiss Peck & Greer Investments, a division of Robeco USA, LLC
	(b)	Address of Principal Business Office or, if none, Residence BPAM: 28 State Street, 20th Floor, Boston, MA 02109 WPG: 909 Third Avenue, New York, NY 10022.
	(c)	Citizenship BPAM is a Delaware limited liability company. Weiss Peck & Greer Investments is a division of Robeco USA, L.L.C., a Delaware limited liability company.
	(d)	Title of Class of Securities Common Stock, $0.01 par value ("Common Stock").
	(e)	CUSIP Number 31986R103

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
BPAM may be deemed to own beneficially 158,100 shares of Common Stock at December 31, 2005
Weiss Peck & Greer Investments may be deemed to own beneficially 932,945 shares of Common Stock at December 31, 2005
	(b)	Percent of class: Based on 24,501,083 shares outstanding BPAM: 0.7% WPG: 3.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote BPAM: 158,100 shares
		(ii)	Shared power to vote or to direct the vote WPG: 932,945 shares
		(iii)	Sole power to dispose or to direct the disposition of BPAM: 158,100 shares
		(iv)	Shared power to dispose or to direct the disposition of WPG: 932,945 shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date

/s/ Mary Ann Iudice
Signature

Mary Ann Iudice, Chief Compliance Officer Boston Partners Asset Management, L.L.C.and Weiss Peck & Greer Investments and
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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